SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 10 October 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Holding(s) in Company dated 26 September 2008
99. 2	Holding(s) in Company dated 29 September 2008
99.3	Total Voting Rights dated 30 September 2008
99. 4	Holding(s) in Company dated 2 October 2008
99. 5	Holding(s) in Company dated 3 October 2008
99.6	Director/PDMR Shareholding dated 6 October 2008
99.7	Holding(s) in Company dated 6 October 2008
99. 8	Holding(s) in Company dated 8 October 2008

99. 1

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for notification

(yes/no)

An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	DIYAFA WORLD LIMITED
4. Full name of shareholder(s) (if different from 3) :
5. Date of transaction (and date on which the threshold is crossed or reached if different):	23.09.08 (3% THRESHOLD) 24.09.08 (4% THRESHOLD)
6. Date on which issuer notified:	25.09.08
7. Threshold(s) that is/are crossed or reached:	TO ABOVE 3% TO ABOVE 4%

8: Notified Details

A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	8,509,450	8,509,450	8,862,447	8,862,447	N/A	3.10%	N/A
	8,862,447	8,862,447	12,073,413	12,073,413	N/A	4.23%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
12,073,413	4.23%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

DIYAFA WORLD LIMITED IS A WHOLLY OWNED SUBSIDIARY OF ISTITHMAR WORLD CAPITAL LLC WHICH IS A SUBSIDIARY OF ISTITHMAR WORLD HOLDINGS LLC WHICH IS A SUBSIDIARY OF DUBAI WORLD CORPORATION (ESTABLISHED BY DECREE OF THE RULER OF DUBAI AND WHOLLY OWNED BY THE GOVERNMENT OF DUBAI).

Proxy Voting:

10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 285,552,193
14 Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:	01895 512242

2

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for notification
(yes/no)

An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	YES
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	MORGAN STANLEY (Institutional Securities Group and Global Wealth Management)
4. Full name of shareholder(s) (if different from 3) :
5. Date of transaction (and date on which the threshold is crossed or reached if different):	25.09.08
6. Date on which issuer notified:	26.09.08
7. Threshold(s) that is/are crossed or reached:	TO ABOVE 6%

8: Notified Details

A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	16,561,969	16,561,969	1,682,594	1,682,594	N/A	0.58%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
PHYSICALLY SETTLED CALL OPTIONS	19 DECEMBER 2008		8,750,000	3.05%
PHYSICALLY SETTLED CALL OPTIONS	20 MARCH 2009		6,900,000	2.42%

Total (A+B)

Number of voting rights	Percentage of voting rights
17,332,594	6.05%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Morgan Stanley Securities Limited	14,017,187	4.90%
Morgan Stanley & Co Incorporated	6,666	0.00%
Morgan Stanley & Co International Plc	3,250,000	1.14%
MS Capital (Luxembourg) SA	69,248	0.01%
Bank MS AG	14,000	0.00%

Proxy Voting:

10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 285,552,193
14 Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:	01895 512242

99. 3

InterContinental Hotels Group PLC
Transparency Directive Announcement

Date of Notification
30 September 2008

InterContinental Hotels Group PLC - Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 30 September 2008, InterContinental Hotels Group PLC's issued capital consists of 285,552,193 ordinary shares with voting rights. The Company does not hold any shares in Treasury.

The above figure, 285,552,193, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

99. 4

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for notification

(yes/no)

An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	MORGAN STANLEY (Institutional Securities Group and Global Wealth Management)
4. Full name of shareholder(s) (if different from 3) :
5. Date of transaction (and date on which the threshold is crossed or reached if different):	30.09.08
6. Date on which issuer notified:	01.10.08
7. Threshold(s) that is/are crossed or reached:	TO ABOVE 8%

8: Notified Details

A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	17,332,594	17,332,594	8,266,786	8,266,786	N/A	2.90%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
PHYSICALLY SETTLED CALL OPTIONS	19 DECEMBER 2008		8,750,000	3.05%
PHYSICALLY SETTLED CALL OPTIONS	20 MARCH 2009		6,900,000	2.42%

Total (A+B)

Number of voting rights	Percentage of voting rights
23,916,786	8.37%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Morgan Stanley Securities Limited	20,594,483	7.22%
Morgan Stanley & Co Incorporated	6,896	0.00%
Morgan Stanley & Co International Plc	3,250,000	1.14%
MS Capital (Luxembourg) SA	47,448	0.01%
Bank MS AG	14,000	0.00%

Proxy Voting:

10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 285,552,193
14 Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:	01895 512242

99. 5

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for notification
(yes/no)

An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	MORGAN STANLEY (Institutional Securities Group and Global Wealth Management)
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different):	02.10.08
6. Date on which issuer notified:	03.10.08
7. Threshold(s) that is/are crossed or reached:	TO BELOW 7%

8: Notified Details

A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	23,916,786	23,916,786	3,086,139	3,086,139	N/A	1.09%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
PHYSICALLY SETTLED CALL OPTIONS	19 DECEMBER 2008		8,750,000	3.05%
PHYSICALLY SETTLED CALL OPTIONS	20 MARCH 2009		6,900,000	2.42%

Total (A+B)

Number of voting rights	Percentage of voting rights
18,736,139	6.56%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Morgan Stanley Securities Limited	15,414,209	5.40%
Morgan Stanley & Co Incorporated	6,823	0.00%
Morgan Stanley & Co International Plc	3,250,000	1.14%
MS Capital (Luxembourg) SA	47,448	0.01%
Bank MS AG	14,000	0.00%
Morgan Stanley Capital Services Inc.	3,659	0.00%

Proxy Voting:

10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 285,552,193
14 Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:	01895 512242

99. 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer  to make a  RIS notification required by  DR 3.1.4R(1).

1. Name of the  issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with  DR 3.1.4R(1)(a); or

(ii)  DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of  person discharging managerial responsibilities/ director

David Webster
Director

4. State whether notification relates to a  person connected with a  person discharging  managerial responsibilities/director named in 3 and identify the  connected person.

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSONAL INTEREST

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Ordinary shares of 13 29/47 pence each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

DAVID WEBSTER

8. Nature of the transaction

Purchase of shares on 3 OCTOBER 2008 under the Company's Dividend Reinvestment Plan

9. Number of  shares, debentures or financial instruments relating to  shares acquired

319

10. Percentage of issued  class acquired ( treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

11. Number of  shares, debentures or financial instruments relating to  shares disposed

NOT APPLICABLE

12. Percentage of issued  class disposed ( treasury shares of that  class should not be taken into account when calculating percentage)

NOT APPLICABLE

13. Price per share  or value of transaction

Shares purchased at £6.375 PER SHARE

10. Date and place of transaction

03 OCTOBER 2008, United Kingdom

11. Total holding and notifiable interests in shares following notification

32,444 Ordinary Shares

12. Date issuer informed of transaction

03 october 2008

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine SPRINGETT
01895 512242

Name of duly authorised officer of  issuer responsible for making notification

Catherine Springett
Head of Secretariat

Date of notification

06 october 2008

END

99. 7

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for notification

(yes/no)

An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	YES
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	MORGAN STANLEY (Institutional Securities Group and Global Wealth Management)
4. Full name of shareholder(s) (if different from 3) :
5. Date of transaction (and date on which the threshold is crossed or reached if different):	03.10.08
6. Date on which issuer notified:	06.10.08
7. Threshold(s) that is/are crossed or reached:	TO BELOW 6%

8: Notified Details

A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	18,736,139	18,736,139	2,380,956	2,380,956	N/A	0.83%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
PHYSICALLY SETTLED CALL OPTIONS	19 DECEMBER 2008		8,750,000	3.06%
PHYSICALLY SETTLED CALL OPTIONS	20 MARCH 2009		3,400,000	1.19%

Total (A+B)

Number of voting rights	Percentage of voting rights
14,530,956	5.08%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Morgan Stanley Securities Limited	11,198,385	3.92%
Morgan Stanley & Co Incorporated	6,823	0.00%
Morgan Stanley & Co International Plc	3,250,000	1.14%
MS Capital (Luxembourg) SA	47,448	0.01%
Bank MS AG	14,000	0.00%
Morgan Stanley Capital Services Inc.	14,300	0.00%

Proxy Voting:

10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 285,552,193
14 Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:	01895 512242

99. 8

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for notification
(yes/no)

An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	YES
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	MORGAN STANLEY (Institutional Securities Group and Global Wealth Management)
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different):	06.10.08
6. Date on which issuer notified:	07.10.08
7. Threshold(s) that is/are crossed or reached:	TO ABOVE 7%

8: Notified Details

A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	14,530,956	14,530,956	2,637,741	2,637,741	N/A	0.92%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
PHYSICALLY SETTLED CALL OPTIONS	19 DECEMBER 2008		8,750,000	3.06%
PHYSICALLY SETTLED CALL OPTIONS	20 MARCH 2009		3,400,000	1.19%
PHYSICALLY SETTLED CALL OPTIONS	21 NOVEMBER 2008		7,000,000	2.45%

Total (A+B)

Number of voting rights	Percentage of voting rights
21,787,741	7.62%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Morgan Stanley Securities Limited	18,457,170	6.46%
Morgan Stanley & Co Incorporated	6,823	0.00%
Morgan Stanley & Co International Plc	3,250,000	1.14%
MS Capital (Luxembourg) SA	47,448	0.01%
Bank MS AG	14,000	0.00%
Morgan Stanley Capital Services Inc.	12,300	0.00%

Proxy Voting:

10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 285,552,193
14 Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone name:	01895 512242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	10 October 2008